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                               AMENDMENT NO. 2 TO
           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                               (AMENDMENT NO. 3)
                         AMERICAN COUNTRY HOLDINGS INC.
                           (NAME OF SUBJECT COMPANY)
                             KFS ACQUISITION CORP.
                        KINGSWAY FINANCIAL SERVICES INC.
                      (NAME OF FILING PERSONS (OFFERORS))
                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                  025278 20 1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
        SERIES A CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                 NOT APPLICABLE
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                     CLASS A COMMON STOCK PURCHASE WARRANTS
                         (TITLE OF CLASS OF SECURITIES)
                                 NOT APPLICABLE
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                                W. SHAUN JACKSON
                        KINGSWAY FINANCIAL SERVICES INC.
                              5310 EXPLORER DRIVE
                      MISSISSAUGA ONTARIO, L4W 5H8, CANADA
                           TELEPHONE: (905) 629-7888
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
        RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                                    COPY TO:
      GEOFFREY ETHERINGTON III                D. ROGER GLENN
      EDWARDS & ANGELL, LLP                   EDWARDS & ANGELL, LLP
      750 LEXINGTON AVENUE                    750 LEXINGTON AVENUE
      NEW YORK, NEW YORK 10022                NEW YORK, NEW YORK 10022
      TELEPHONE: (212) 308-4411               TELEPHONE: (212) 308-4411
      FACSIMILE: (212) 308-4844               FACSIMILE: (212) 308-4844

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third-party tender offer subject to Rule 14d-1.
[_] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[X] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [_]

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  This Amendment No. 2 to Tender Offer Statement and Amendment No. 3 to Schedule
13D amends the Tender Offer Statement on Schedule TO and Amendment to Schedule 13D originally filed with the Securities and Exchange Commission on February 27, 2002 (as amended, the "Schedule TO") by KFS Acquisition Corp. (the "Purchaser") and Kingsway Financial Services Inc. ("Kingsway"), relating to the offer to purchase Common Stock, Series A Convertible Preferred Stock and Class A Common Stock Purchase Warrants of American Country Holdings Inc. expiring on April 1, 2002 on the terms and conditions set forth in the Offer to Purchase, dated February 27, 2002, a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO. This Amendment No. 2 to Tender Offer Statement and Amendment No. 3 to Schedule 13D is being filed on behalf of the Purchaser and Kingsway.

ITEM 11. ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended to add the following:

On March 27, 2002, Kingsway announced that the Illinois Director of Insurance approved its acquisition of control of American Country Insurance Company, a wholly-owned subsidiary of American Country Holdings Inc. (ACHI). The press release containing such announcement is attached hereto as Exhibit (a)(5)(A).

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

(a)(1)(A) Offer to Purchase dated February 27, 2002.*

(a)(1)(B) Letter of Transmittal.*

(a)(1)(C) Notice of Guaranteed Delivery.*

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G) Press Release of Kingsway Financial dated February 27, 2002.*

(a)(1)(H) Summary Advertisement dated February 27, 2002.*

(a)(5)(A) Press Release of Kingsway Financial dated March 27, 2002.

(b) Not applicable.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

(f) Not applicable.

(g) Not applicable.

(h) Not applicable.

______
* Previously filed.

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                                  SIGNATURES

  After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                          KINGSWAY FINANCIAL SERVICES INC.

                                          By: /s/ William G. Star
                                              ---------------------------------

                                              Name:William G. Star
                                              Title:Chairman, President and
                                                   Chief Executive Officer

                                          KFS ACQUISITION CORP.

                                          By: /s/ William G. Star
                                              ---------------------------------

                                              Name:William G. Star
                                              Title:President and Director

Date: March 27, 2002

  After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement, insofar as it amends the statement on Schedule 13D filed on November 30, 2001, as amended, is true, complete and correct.

                                          KINGSWAY FINANCIAL SERVICES INC.

                                          By: /s/ William G. Star
                                              ---------------------------------

                                              Name:William G. Star
                                              Title:Chairman, President and
                                                   Chief Executive Officer

                                          AMERICAN SERVICE INSURANCE COMPANY,
                                          INC.

                                          By: /s/ James R. Zuhlke
                                              ---------------------------------

                                              Name:James R. Zuhlke
                                              Title:Chairman

                                          LINCOLN GENERAL INSURANCE COMPANY

                                          By: /s/ William G. Star
                                              ---------------------------------

                                              Name:William G. Star
                                              Title:President and Chief
                                              Executive Officer

                                          UNIVERSAL CASUALTY COMPANY

                                          By: /s/ Marc Romanz
                                              ---------------------------------

                                              Name:Marc Romanz
                                              Title:Chief Operating Officer

Date: March 27, 2002

                                       3
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                               INDEX TO EXHIBITS

(a)(1)(A) Offer to Purchase dated February 27, 2002.*

(a)(1)(B) Letter of Transmittal.*

(a)(1)(C) Notice of Guaranteed Delivery.*

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G) Press Release of Kingsway Financial dated February 27, 2002.*

(a)(1)(H) Summary Advertisement dated February 27, 2002.*

(a)(5)(A) Press Release of Kingsway Financial dated March 27, 2002.

(b) Not applicable.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

(f) Not applicable.

(g) Not applicable.

(h) Not applicable.

______
* Previously filed.

Exhibit (a)(5)(A)

                                [KINGSWAY LOGO]

KINGSWAY FINANCIAL SERVICES INC. ANNOUNCES APPROVAL OF ILLINOIS DIRECTOR OF INSURANCE OF ITS ACQUISITION OF CONTROL OF AMERICAN COUNTRY INSURANCE COMPANY.

          Toronto, Ontario (March 27, 2002)--Kingsway Financial Services Inc. (Kingsway) announced that the Illinois Director of Insurance approved its acquisition of control of American Country Insurance Company, a wholly-owned subsidiary of American Country Holdings Inc. (ACHI). Receipt of this approval is one of the conditions to the tender offer by Kingsway and its wholly-owned subsidiary, KFS Acquisition Corp., to acquire all of the Common Stock, Series A Convertible Preferred Stock and Class A Common Stock Purchase Warrants of American Country Holdings Inc. (ACHI). Other conditions to the tender offer have not been satisfied. The tender offer, assuming it is not extended, is scheduled to expire midnight EDT, Monday, April 1, 2002.

          Under the tender offer, Kingsway is offering to pay $2.10 for each share of Common Stock of ACHI, $12.00 for each share of Series A Convertible Preferred Stock of ACHI and $0.175 for each Class A Common Stock Purchase Warrant of ACHI. The Board of Directors of ACHI has determined that the tender offer is advisable, fair to and in the best interests of American Country and the holders of its common stock, and unanimously voted to recommend that holders of its common stock that wish to receive cash for their stock accept the tender offer.

Forward Looking Statements
--------------------------

          The statements contained in this press release that are not statements of historical fact, including without limitation, statements containing the words "believes", "expects", and words of similar import, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties that are difficult to predict. Moreover, from time to time Kingsway may issue other forward-looking statements. Actual outcomes and results may differ materially from what is expressed or forecast in forward-looking statements. Factors that could cause or contribute to actual results differing materially from such forward looking statements are discussed in greater detail in Kingsway's SEC filings. Kingsway disclaims any obligation to update forward-looking statements to reflect future events or revised expectations.

About the Kingsway
------------------

          Kingsway's primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. Kingsway currently operates through nine wholly-owned subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company and Avalon Risk Management, Inc. Kingsway also operates reinsurance subsidiaries in Barbados and
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Bermuda. Kingsway Financial, Kingsway General, York Fire, Jevco and Kingsway
Reinsurance (Bermuda) are all rated "A" Excellent by A.M. Best. Kingsway's senior debt is rated 'BBB' (investment grade) by Standard and Poor's. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008
Web Site:  www.kingsway-financial.com
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